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                        ARKSON NEUTRACEUTICALS, CORP.



December 17, 2009

Staff comment letter on Form 10-K for the Fiscal Year Ended June 30, 2009



Brian V. McAllister
Via Fax - (202) 772-9206

Dear Brian V. McAllister,



      1. Form 10-K for the Fiscal Year Ended June 30, 2009 Report of Independent Registered Public Accounting Firm, page F-2

            We confirm that the balance sheet as of the end of each of the most recent two fiscal years and statements of income, cash flows and changes in stockholders' equity of the two fiscal years ended June 30, 2009 are all audited. Our independent registered public accounting firm has revised its audit report to reference all financial statements and periods which are audited.

      2.    Statement of Operations, Page F-4

            We have revised our financial statements to include audit and other fees to remain a public company.

      3. Item 9A. Controls and Procedures, page 10 b) Management's Annual Report on Internal Control over financial Reporting, page 10

            We   have   revised   the  conclusion  in  the  third  paragraph  of
            management's report to conclude that internal control over financial reporting is effective.

      4.    Form 10-Q for the Fiscal Quarter Ended September 30, 2009

            We have amended the report and in the future will indicate our disclosure controls are effective over financial reporting

Please note the company is responsible for the adequacy and accuracy of the disclosure in the filing. The staff comments or changes to disclosure in response to staff comments do note foreclose the Commission from taking any action with respect to the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Sincerely,


/s/ David Roff

David Roff





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